Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS COMPLETES PHASE 1 STUDY FOR ASLAN004 TARGETING ATOPIC DERMATITIS

- Final results from single ascending dose study confirm ASLAN004’s favourable tolerability profile, complete inhibition of downstream mediators and potential for monthly dosing

Singapore, 4 June 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced the successful completion of its single ascending dose (SAD) study testing the first-in-class therapeutic antibody ASLAN004 in healthy volunteers, and the updated data from the second part of the study that tested a subcutaneous formulation of ASLAN004. ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis (AD), such as redness and itching of the skin.

Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals, said: “The final data from the phase 1 study reaffirms our belief that ASLAN004 has the potential to be a best-in-class therapy for atopic dermatitis and allows us to quickly move into a multiple ascending dose study later this year. We have demonstrated that ASLAN004 has a favourable tolerability profile when administered either intravenously or subcutaneously without triggering any serious adverse effects. We believe ASLAN004’s differentiated profile could offer patients a way to treat atopic dermatitis with a less frequent dosing-regimen and more convenient administration relative to existing therapies, ultimately lowering the burden of AD for patients and healthcare systems.”

ASLAN reported interim results from the first part of the study, which tested ASLAN004 administered intravenously, in March 2019. Data from the second part of the study showed that ASLAN004 was well tolerated at all doses when administered subcutaneously. There were no adverse events that led to discontinuations and only one case of mild itch as an injection site reaction, which resolved within 24 hours. Analysis of downstream mediators including phosphorylation of STAT6 (pSTAT6), a critical mediator of allergic inflammation, demonstrated complete inhibition within one hour of dosing and a pharmacokinetic profile that suggests ASLAN004 could target a once monthly dose regimen. Notably, it was observed that the trough level of ASLAN004 required to completely inhibit signal transduction via the receptor was over an order of magnitude lower than that of existing therapies.

The positive data follows ASLAN’s announcement on 31 May 2019 that it had amended its agreement with CSL to acquire global rights to develop, manufacture and commercialise ASLAN004. As a next step, ASLAN expects to initiate a multiple ascending dose study in moderate to severe atopic dermatitis patients in the second half of 2019.

Atopic dermatitis is the most common dermatological disease, affecting over 200 million patients worldwide1, characterized by red inflamed skin and severe daytime and night-time itching, which can severely impact patients’ quality of life. Up to one-third of adult atopic dermatitis patients are considered moderate-to-severe, for which currently available therapeutics are limited and management is challenging in the majority of cases.

Ends

1 Nutten, S. 2015. Atopic dermatitis: global epidemiology and risk factors

Media and IR contacts

Emma Thompson	Robert Uhl
Spurwing Communications	Westwicke Partners
Tel: +65 6571 2021	Tel: +1 858 356 5932
Email: ASLAN@spurwingcomms.com	Email: robert.uhl@westwicke.com

About ASLAN004

ASLAN004 is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit, or IL-13Rα1, with potential to be a best-in-class therapy. By targeting IL-13Rα1, ASLAN004 potently inhibits signalling of both interleukin 4, or IL-4, and interleukin 13, or IL-13. IL-4 and IL-13 are central to triggering symptoms of allergy in atopic dermatitis, such as redness and itching of the skin, as well as asthma symptoms such as shortness of breath, exacerbations of disease, wheezing and coughing.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.